Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 28, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 27, 2007, entitled "StatoilHydro – plan for completion of the merger".

StatoilHydro – plan for completion of the merger

The merger between Statoil and Norsk Hydro ASA’s petroleum business is expected to be implemented on 1 October 2007. In light of this, the following is announced:

The completion of the merger is expected to take place before the opening of the markets in Oslo on Monday 1 October. As a result, this will be the first day of trading in the StatoilHydro share. Consequently, Friday 28 September will be the last day that the Norsk Hydro ASA shares will trade inclusive of the right to receive Statoil shares.

Each Norsk Hydro ASA shareholder will receive Statoil shares based on their shareholder holdings registered at the Norwegian Central Securities Depository (VPS) on 3 October 2007, that is, reflecting trading undertaken on 28 September with settlement on a T+3 basis.

One share in Norsk Hydro ASA entitles the shareholder to 0.8622 shares in StatoilHydro ASA. Fractions of shares will not be issued. Fractional shares will be aggregated into whole shares and sold in the market. The net proceeds, i.e. the selling price after deduction of accrued costs in connection with the transaction, will be distributed proportionally between those shareholders entitled to fractions.

The consideration shares will be delivered to Hydro’s shareholders via the VPS on 3 October 2007 and will be available in investors’ accounts on 4 October 2007. Any relevant cash proceeds for fractions of shares are expected to be paid on 11 October 2007.

After the completion of the merger, the company’s name will change to StatoilHydro ASA. New share capital will be NOK 7,971,617,757.50 comprising 3,188,647,103 shares with a nominal value of NOK 2.50 each.

The STL ticker code and ISIN number NO0010096985 remain unchanged.

A new stock exchange announcement will be published on 1 October 2007

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-143339) and the S-8 (File No. 333-121382) to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

STATOIL ASA (Registrant)
Dated: September 28, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer